EXHIBIT 99.1

Equinox Gold Completes Sale of Mercedes Mine

VANCOUVER, BC, April 21, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE: EQX) ("Equinox Gold" or the "Company") has completed the sale of its Mercedes Mine in Mexico to Bear Creek Mining Corporation (TSXV: BCM), as announced on December 17, 2021, for US$75 million, a deferred cash payment of US$25 million due within six months of the date hereof, a 2% net smelter return on Mercedes production and 24.73 million shares of Bear Creek Mining.

Christian Milau, CEO of Equinox Gold, commented: "I would like to thank the Mercedes team for their dedication to the mine. As a significant shareholder of Bear Creek Mining, we look forward to participating in the success of Mercedes and future development of Bear Creek Mining's Corani silver-lead-zinc deposit, one of the largest, fully-permitted silver deposits in the world."

About Equinox Gold

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieving more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the anticipated receipt of future cash payments related to the Mercedes Mine sale and from the net smelter return on Mercedes production; the Company's equity ownership in Bear Creek Mining; the future development of Bear Creek Mining's Corani silver-lead-zinc deposit; and the Company's ability to achieve its growth and production targets. Forward-looking statements or information generally identified by the use of the words "clear path", "success", "future development" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for its operations and projects; tonnage of ore to be mined and processed; ore grades and recoveries; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and the ability of Bear Creek Mining to effectively operate the Mercedes Mine and to advance its Corani project. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; and those factors identified in the Company's MD&A dated March 23, 2022 for the year ended December 31, 2021, and its Annual Information Form dated March 24, 2022 for the year-ended December 31, 2021, both of which are available on SEDAR at  www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2022/21/c6598.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 15:07e 21-APR-22